EXHIBIT 12
MERRILL LYNCH PREFERRED CAPITAL TRUST V
MERRILL LYNCH PREFERRED FUNDING V, L.P.
COMPUTATION OF RATIOS OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED SECURITIES DISTRIBUTIONS (UNAUDITED)
(dollars in thousands)

	FOR THE THREE MONTHS ENDED		FOR THE THREE MONTHS ENDED
	March 31, 2011		March 31, 2010
	MERRILL LYNCH	MERRILL LYNCH	MERRILL LYNCH	MERRILL LYNCH
	PREFERRED	PREFERRED	PREFERRED	PREFERRED
	CAPITAL TRUST V	FUNDING V, L.P.	CAPITAL TRUST V	FUNDING V, L.P.

Earnings	$15,949	$18,582	$15,949	$18,582

Fixed charges	$—	$—	$—	$—

Preferred securities distribution requirements	15,470	15,949	15,470	15,949

Total combined fixed charges and preferred securities distribution requirements	$15,470	$15,949	$15,470	$15,949

Ratio of earnings to combined fixed charges and preferred securities distribution requirements	1.03	1.17	1.03	1.17